Exhibit 99.1

Cloopen Group Holding Limited Announces Shareholders’ Approval of Merger Agreement

BEIJING, China, September 24, 2026 /PRNewswire/ — Cloopen Group Holding Limited (OTC: RAASY) (“Cloopen” or the “Company”), today announced that at an extraordinary general meeting of shareholders (the “EGM”) held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”) with SpringX Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), AutumnX Holdings Limited (“HoldCo”), an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent, and SummerX Holdings Limited (“Merger Sub”), an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of HoldCo, pursuant to which the Merger Sub will merge with and into the Company through a merger in accordance with Part 16 of the Companies Act (As Revised) of the Cayman Islands (the “Merger”), with the Company surviving the Merger as the surviving company and becoming a wholly-owned subsidiary of HoldCo as a result of the Merger.

The Merger Agreement and the transactions contemplated thereby, including the Merger, were approved by approximately 99.98% of the total votes cast at the EGM.

The Company will work with the other parties to the Merger Agreement towards completing the Merger in accordance with the Merger Agreement. If completed, the Merger will result in the Company becoming a privately-owned company wholly-owned directly by HoldCo, its ADSs will no longer be quoted on the OTC Pink Market, and the Company’s ADS program will be terminated.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that are discussed in the Schedule 13E-3, as amended, filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

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Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com